

Mail Stop 7010

April 14, 2006

James R. McLaughlin
Senior Vice President – Chief Financial Officer
Ameron International Corporation
245 South Los Robles Avenue
Pasadena, CA 91101-3638

> **Re:** **Ameron International Corporation**
> **Form 10-K for Fiscal Year Ended November 30, 2005**
> **Form 10-Q for Quarter Ended March 5, 2006**
> **File No. 1-9102**

Dear Mr. McLaughlin:

We have reviewed your responses and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended November 30, 2005

Note 1 – Summary of Significant Accounting Policies – Net Income per Share

1.   We note your response to comment 9 from our letter dated March 9, 2006 and your disclosures in Note 6 of your Form 10-Q for the quarter ended March 5, 2006. Please provide us with this information for each of the periods for which you presented an income statement in your Form 10-K.

Note 17 – Segment Information

2. We note your response to comment 12 from our letter dated March 9, 2006. We have the following comments:

    - We read that the lowest level of discrete financial information contained in the reports reviewed by your chief operating decision maker (CODM) for each of your reportable segments is "detailed manufacturing plant level financial performance data." Given this description of the reports reviewed by your CODM, please explain to us how you determined that the manufacturing plant level did not constitute your operating segments under paragraphs 10-15 of SFAS 131.

    - Please provide us with a representative set of the reports reviewed by your CODM, and those reviewed by your Board of Directors, for purposes of allocating resources and assessing performance for each of your segments for the most recently ended fiscal quarter.

    - We read that you determined it was appropriate to manage the various businesses within your Infrastructure Products Group as a single reportable segment "due to many similarities in the production process, the products, and the markets and customers" that these businesses share. In light of the reports reviewed by your CODM, please provide us with a reasonably detailed analysis under SFAS 131 demonstrating how you determined your operating segments within the Infrastructure Products Group. For any operating segments that you have aggregated, please provide us with a reasonably detailed analysis of how you determined that you met the criteria for aggregation into a single reportable segment in accordance with paragraph 17 of SFAS 131 and EITF 04-10. In this regard, your analysis of whether your operating segments have similar economic characteristics should quantify the gross margins for each operating segment for each of the last five years and include a narrative explanation of how you determined that such operating segments share similar long-term average gross margins.

    Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Bret Johnson at (202) 551-3753, Jennifer Thompson at (202) 551-3737, or me at (202) 551-3768 if you have questions regarding our comments.

Sincerely,

John Cash
Accounting Branch Chief